Exhibit 99.1

LightInTheBox Reports Fourth Quarter 2019 Financial Results

LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                      Total revenues regained significant growth momentum increasing 29.9% year-over-year to $74.7 million.

•                      Gross margin improved to 40.4% from 34.6% in the same quarter of 2018.

•                      Net income was $12.5 million, compared with a net loss of $24.4 million in the same quarter of 2018.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “our results this quarter are a strong reflection of the significant progress we have made since we began implementing our strategy to turn the business around last year. I am pleased to report that we are beginning to see the tangible benefits of the changes we have been making to improve operational efficiency, product optimization, and cost controls which resulted in our second quarter of GAAP profitability since 2014. In particular, our focus on improving product optimization, driving customer engagement and expanding our market scale have been critical to the success we have seen so far. Net income was $12.5 million, as compared to a loss of $24.4 million during the same period last year, which I believe demonstrates the growth trajectory we are on. We remain focused on executing our strategy to generate sustainable long-term growth and are very encouraged by our improvements to date. We will continue to implement our strategies in order to maintain the trend of improvement.”

Fourth Quarter 2019 Financial Results

Total revenues increased by 29.9% year-over-year to $74.7 million from $57.5 million in the same quarter of 2018. Revenues generated from product sales were $71.7 million, compared with $55.4 million in the same quarter of 2018. Revenues from service and others were $3.0 million, compared with $2.1 million in the same quarter of 2018.

The number of orders for product sales was 1.8 million in the fourth quarter of 2019, compared with 1.3 million in the same quarter of 2018. The number of customers for product sales was 1.2 million for the fourth quarter of 2019, compared with 1.0 million in the same quarter of 2018.

Revenues generated from product sales in the apparel category were $24.1 million in the fourth quarter of 2019, compared with $20.3 million in the same quarter of 2018. As a percentage of product sales, apparel revenues accounted for 33.5% in the fourth quarter of 2019, compared with 36.6% in the same quarter of 2018. Revenues generated from product sales from other general merchandise were $47.6 million in the fourth quarter of 2019.

Total cost of revenues was $44.5 million in the fourth quarter of 2019, compared with $37.6 million in the same quarter of 2018. Cost for product sales was $43.9 million in the fourth quarter of 2019, compared with $36.0 million in the same quarter of 2018. Cost for service and others was $0.6 million in the fourth quarter of 2019, compared with $1.6 million in the same quarter of 2018.

Gross profit in the fourth quarter of 2019 was $30.2 million, compared with $19.9 million in the same quarter of 2018. Gross margin was 40.4% in the fourth quarter of 2019, compared with 34.6% in the same quarter of 2018. The increase in gross margin was a result of our continuous efforts to drive revenues from categories with high margin.

Total operating expenses in the fourth quarter of 2019 were $34.5 million, compared with $21.6 million in the same quarter of 2018.

•                Fulfillment expenses in the fourth quarter of 2019 were $8.0 million, compared with $3.5 million in the same quarter of 2018. As a percentage of total revenues, fulfillment expenses were 10.7% in the fourth quarter of 2019, compared to 6.2% in the same quarter of 2018 and 11.3% in the third quarter of 2019.

•                Selling and marketing expenses in the fourth quarter of 2019 were $17.9 million, compared with $11.9 million in the same quarter of 2018. As a percentage of total revenues, selling and marketing expenses were 23.9% for the fourth quarter of 2019, compared to 20.5% in the same quarter of 2018 and 20.8% in the third quarter of 2019.

•                G&A expenses in the fourth quarter of 2019 were $8.8 million, compared with $6.2 million in the same quarter of 2018. As a percentage of total revenues, G&A expenses were 11.8% for the fourth quarter of 2019, compared with 10.8% in the same quarter of 2018 and 10.8% in the third quarter of 2019. Included in G&A expenses, R&D expenses in the fourth quarter of 2019 were $4.6 million, compared with $2.2 million in the same quarter of 2018.

•                Other operating income in the fourth quarter of 2019 was $0.2 million.

Net income was $12.5 million in the fourth quarter of 2019, compared with a net loss of $24.4 million in the same quarter of 2018. The net income as a result of the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy in the fourth quarter of 2019 was $16.2 million.

Net income per American Depository Share (“ADS”) was $0.17 in the fourth quarter of 2019, compared with net loss per ADS of $0.37 in the same quarter of 2018. Each ADS represents two ordinary shares. The diluted net loss per ADS in the fourth quarter of 2019 was $0.03, compared with $0.37 in the same quarter of 2018.

In the fourth quarter of 2019, the Company’s basic weighted average number of ADSs used in computing the income per ADS was  73,248,717  and  111,831,054 in diluted weighted average number.

Adjusted EBITDA, which represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, remained stable at $2.6 million of  loss in the fourth quarter of 2019, compared with the same quarter of 2018.

As of December 31, 2019, the Company had cash and cash equivalents and restricted cash of $40.4 million, compared with $29.7 million as of September 30, 2019.

Full Year 2019 Financial Results

Total revenues increased by 7.1% year-over-year to $243.6 million from $227.5 million in 2018. Revenues generated from product sales were $236.7 million, compared with $216.4 million in 2018. Revenues from service and others were $6.9 million, compared with $11.1 million in 2018.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

The number of orders for product sales was 5.6 million for the full year of 2019, compared with 4.9 million in 2018. The number of customers for product sales was 3.3 million for the full year of 2019, compared with 2.9 million in 2018.

Revenues generated from product sales in the apparel category were $79.0 million for the full year of 2019, compared with $73.4 million in 2018. As a percentage of product sales, apparel revenues accounted for 33.4 % for the full year of 2019, compared with 33.9% in 2018. Revenues generated from product sales from other general merchandise were $157.7 million for the full year of 2019.

Total cost of revenues was $146.0 million for the full year of 2019, compared with $166.3 million in 2018. Cost for product sales was $144.0 million for the full year of 2019, compared with $156.4 million in 2018. Cost for service and others was $2.0 million for the full year of 2019, compared with $9.9 million in 2018.

Gross profit for the full year of 2019 was $97.6 million, compared with $61.2 million in 2018. Gross margin was 40.1% for the full year of 2019, compared with 26.9% in 2018. The increase in gross margin was a result of our continuous efforts to drive revenues from categories with higher profitability.

Total operating expenses for the full year of 2019 were $113.6 million, compared with $98.7 million in 2018.

•                Fulfillment expenses for the full year of 2019 were $24.9 million, compared with $15.1 million in 2018. As a percentage of total revenues, fulfillment expenses were 10.2% for the full year of 2019, compared to 6.6% in 2018.

•                Selling and marketing expenses for the full year of 2019 were $51.1 million, compared with $50.6 million in 2018. As a percentage of total revenues, selling and marketing expenses were 21.0% for the full year of 2019, compared to 22.2% in 2018.

•                G&A expenses for the full year of 2019 were $37.8 million, compared with $33.0 million in 2018. As a percentage of total revenues, G&A expenses were 15.5% for the full year of 2019, compared with 14.5% in 2018. Included in G&A expenses, R&D expenses for the full year of 2019 were $17.9 million, compared with $10.6 million in the same quarter of 2018.

•                Other operating income for the full year of 2019 was $0.2 million.

Loss from operations was $16.1 million for the full year of 2019, compared with $37.5 million in 2018.

Net income was $1.1 million for the full year of 2019, compared with a net loss of $59.6 million in 2018. The net income as a result of the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy for the full year of 2019 was $14.6 million.

Net income per American Depository Share (“ADS”) was $0.01 for the full year of 2019, compared with net loss per ADS of $0.89 in 2018. Each ADS represents two ordinary shares. The diluted net loss per ADS for the full year of 2019 was $0.12, compared with $0.89 in 2018.

For the full year of 2019, the Company’s basic weighted average number of ADSs used in computing the income per ADS was 68,794,200, and 111,758,916 in diluted weighted average number.

Adjusted EBITDA, which represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $9.1 million of loss for the full year of 2019, compared with $36.3 million of loss in 2018.

Business Outlook

For the first quarter of 2020, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $53 million and $57 million.

Change in Fair Value of Convertible Promissory Notes Associated with the Acquisition of Ezbuy

The Company entered into a share purchase agreement (“SPA”) on November 8, 2018 to acquire Ezbuy in the form of non-interest bearing one-year convertible promissory notes. This SPA took effect on December 10, 2018 when LITB’s closing stock price was $0.64. LITB’s closing stock price on December 31, 2018 and December 11, 2019 was $1.22 and $0.84, respectively. The Company adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period. The Company recorded a non-cash net income arising from change in fair value of the convertible promissory notes of $16.2 million in the fourth quarter of 2019. The Company recorded a non-cash net income arising from change in fair value of the convertible promissory notes of $14.6 million for the full year of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing investors’ understanding of the past performance and future prospects.

Conference Call

The Company will host an earnings conference call at 8:00 a.m. Eastern Time on Thursday, April 23, 2020 (8:00 p.m. Beijing time on the same day). Dial-in details will be released via press release shortly.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and  similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
ASSETS
Current Assets
Cash and cash equivalents	38,808	37,736
Restricted cash	994	2,709
Accounts receivable, net of allowance for doubtful accounts	1,463	1,356
Amounts due from related parties	—	4,600
Inventories	8,481	7,357
Prepaid expenses and other current assets	5,811	3,619
Total current assets	55,557	57,377
Property and equipment, net	3,652	3,502
Intangible assets, net	9,890	8,516
Goodwill	28,169	27,922
Operating lease right-of-use assets	—	12,233
Long-term rental deposits	1,131	778
Long-term investments	5,188	2,873
TOTAL ASSETS	103,587	113,201

LIABILITIES AND (DEFICIT)/EQUITY
Current Liabilities
Accounts payable	12,941	17,643
Amounts due to related parties	4,953	186
Convertible promissory notes	51,922	—
Advance from customers	17,732	21,731
Operating lease liabilities	—	3,470
Accrued expenses and other current liabilities	22,688	28,642
Total current liabilities	110,236	71,672

Operating lease liabilities	—	8,801
Long-term payable	1,156	847
TOTAL LIABILITIES	111,392	81,320

(DEFICIT)/EQUITY
Ordinary shares	11	14
Additional paid-in capital	239,269	262,888
Forward contracts	—	15,769
Treasury shares, at cost	(27,261)	(27,512)
Accumulated other comprehensive loss	(932)	(1,444)
Accumulated deficit	(218,887)	(217,888)
Non-controlling interests	(5)	54
TOTAL (DEFICIT)/EQUITY	(7,805)	31,881
TOTAL LIABILITIES AND (DEFICIT)/EQUITY	103,587	113,201

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Revenues
Product sales	55,465	71,666	216,407	236,705
Services and others	2,074	3,054	11,132	6,921
Total revenues	57,539	74,720	227,539	243,626
Cost of revenues
Product sales	(35,940)	(43,868)	(156,326)	(144,061)
Services and others	(1,687)	(655)	(10,017)	(1,968)
Total Cost of revenues	(37,627)	(44,523)	(166,343)	(146,029)
Gross profit	19,912	30,197	61,196	97,597
Operating expenses
Fulfillment	(3,547)	(7,966)	(15,127)	(24,900)
Selling and marketing	(11,796)	(17,879)	(50,508)	(51,111)
General and administrative	(6,245)	(8,854)	(33,042)	(37,811)
Other operating income		173		173
Total operating expenses	(21,588)	(34,526)	(98,677)	(113,649)
Loss from operations	(1,676)	(4,329)	(37,481)	(16,052)
Exchange loss on offshore bank accounts	23	0	0	0
Interest income	55	51	487	297
Interest expense	(5)	(15)	(5)	(66)
Change in fair value of convertible promissory notes	(22,791)	16,186	(22,791)	14,591
Other Income,net		283		283
Total other income / (loss)	(22,718)	16,505	(22,309)	15,105
(Loss)/income before income taxes and gain/(loss) from an equity method investment	(24,394)	12,176	(59,790)	(947)
Income tax (expense)/benefit	(27)	326	(33)	(113)
Gain/(loss) from an equity method investment	24	(18)	221	2,118
Net (loss)/income	(24,397)	12,484	(59,602)	1,058
Net (loss)/income attributable to non-controlling interests	(1)	93	(1)	59
Net (loss)/income attributable to LightInTheBox Holding Co., Ltd.	(24,396)	12,391	(59,601)	999

Weighted average numbers of shares used in calculating (loss)/income per ordinary share
—Basic	133,385,624	146,497,433	134,495,549	137,588,401
—Diluted	133,385,624	223,662,107	134,495,549	223,517,833

Net (loss)/income per ordinary share
—Basic	(0.18)	0.08	(0.44)	0.01
—Diluted	(0.18)	(0.02)	(0.44)	(0.06)

Net (loss)/income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.37)	0.17	(0.89)	0.01
—Diluted	(0.37)	(0.03)	(0.89)	(0.12)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019

Net loss	(24,397)	12,484	(59,602)	1,058

Less: Interest income	55	51	487	297
Interest expense	(5)	(15)	(5)	(66)
Income tax (benefit)/expense	(27)	326	(33)	(113)
Depreciation and amortization	(141)	(658)	(579)	(2,518)
EBITDA	(24,279)	12,780	(59,472)	3,458

Less: Share-based compensation	1,147	(799)	(404)	(2,060)
Change in fair value of convertible promissory notes	(22,791)	16,186	(22,791)	14,591
Adjusted EBITDA*	(2,635)	(2,607)	(36,277)	(9,073)

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.